Filed by Exxaro Resources Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Tronox Incorporated

Subject Company’s Commission File No.: 001-32669

Exxaro Resources Limited

(Incorporated in the Republic of South Africa)

(Registration number 2000/011076/06)

Issuer Code: EXX

ISIN: ZAE000084992

(“Exxaro”)

UNAUDITED PRO FORMA FINANCIAL EFFECTS OF THE PROPOSED TRANSACTION WITH TRONOX INCORPORATED AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Exxaro shareholders are referred to the announcement released on SENS on 26 September 2011 and published in the press on 27 September 2011 relating to the proposed transaction between Exxaro and Tronox Incorporated (“Tronox”), which entails the combination of Exxaro’s Mineral Sands Operations with the businesses of Tronox under a newly-formed Australian holding company (“New Tronox”) in exchange for approximately 38.5% of the shares in New Tronox (the “Proposed Transaction”).

The unaudited pro forma financial effects of the Proposed Transaction on Exxaro have now been finalised and are set out below. The financial effects of the Proposed Transaction on Exxaro have been prepared using Exxaro’s interim financial results for the 6 months ended 30 June 2011, which were released on SENS on 18 August 2011. For purposes of the impact of the Proposed Transaction on the consolidated statement of comprehensive income, it is assumed that the Proposed Transaction occurred on 1 January 2011, and for purposes of adjusting the consolidated statement of financial position, it is assumed that the Proposed Transaction occurred on 30 June 2011. The consolidated statement of comprehensive income of Exxaro includes the statement of comprehensive income of Tronox for the 6 months ended 30 June 2011, while the pro forma consolidated statement of financial position of Exxaro includes the statement of financial position of Tronox as at 30 June 2011. The unaudited pro forma financial information is presented for illustrative purposes only, and because of its nature, may not fairly present Exxaro’s financial position, changes in equity, results of operations or cash flows going forward.

The unaudited pro forma financial information has been prepared using accounting policies that are consistent with International Financial Reporting Standards (IFRS) and have been presented on the same basis using the accounting policies that Exxaro has adopted in its historical financial information.

The Exxaro Board is responsible for the compilation, contents and presentation of the unaudited pro forma financial information contained in this announcement and for the financial information from which it has been prepared. Their responsibility includes determining that the unaudited pro forma financial information has been properly compiled on the basis stated; that the basis is consistent with the accounting policies of Exxaro; and that the pro forma adjustments are appropriate for the purposes of the unaudited pro forma financial information disclosed in terms of the JSE Limited Listings Requirements.

	Before (1)	After	% change
Unaudited pro forma financial effects
Earnings Per Share (Cents)
– basic	921	3,272	255%
– diluted	885	3,145	255%

Headline Earnings Per Share (Cents) (2)
– basic	1,045	981	(6%)
– diluted	1,005	943	(6%)

Net Asset Value Per Share (Rands)	55	78	42%

Net Tangible Asset Value Per Share (Rands)	55	77	40%
Ordinary shares (million)
– issue	359	359	0%
– weighted average number of shares	348	348	0%
– diluted	362	362	0%

Notes:

(1)	Based on Exxaro’s reviewed interim results for the six months ended 30 June 2011, as published on 18 August 2011.
(2)	The adjusted earnings per share shows the illustrative effect of the Proposed Transaction on earnings per share after adjusting for certain non-recurring accounting entries arising from the implementation of the Proposed Transaction.

The items that have been adjusted for in the calculation of the illustrative adjusted earnings per share, and their impact, are as follows:

	Gross	Tax	Net
	Rm	Rm	Rm
Illustrative headline earnings (Rand)
Exxaro headline earnings for the period ended 30 June 2011			3,637
Pro forma transactions (1)	8,181		8,181
Adjusted for:
Gains on disposal of property, plant and equipment	(18)	5	(13)
Gain on disposal of subsidiaries and joint ventures	(8,391)		(8,391)
Headline earnings			3,414

Illustrative headline earnings per share (Cents)
– Basic			981
– Diluted			943

Notes:

(1)	The pro forma financial effects assume that Exxaro disposed of 74% of the shares and intercompany debt in Exxaro’s South African Mineral Sands Operations (the Namakwa Sands and KZN Sands mines and smelters (collectively the South African Operations)) and Exxaro’s 50% interest in the Tiwest Joint Venture in Australia on 1 January 2011, in return for 38.5% of the shares of New Tronox.

The purpose of the financial effects is to illustrate the impact of the transaction on:

–	attributable and headline earnings per share for the period 1 January 2011 to 30 June 2011; and

–	net asset value and net tangible asset value per share at 30 June 2011, on the assumption that the transaction had been implemented on 30 June 2011.

ASSUMPTIONS IN THE PREPARATION OF THE FINANCIAL EFFECTS

1.	Flip–up option

The flip-up option has not been included in the calculation of the financial effects because it is expected that the current South African legislation in relation to Black Economic Empowerment will not change in the near future. For this reason it has been assumed that the option will not be exercised in the near future.

2.	Impairment reversals

No impairment reversals of the 2006 and 2009 KZN Sands Operations have been taken into account in the financial effects.

3.	Accounting for the South African assets

Exxaro will own a direct shareholding of 26% and an indirect shareholding of 38,5% through New Tronox of the total South African Operations. This results in an effective shareholding of 54,49% of the South African Operations. Equity accounting has been applied in the preparation of the financial effects. It is expected that Exxaro will not have the power to govern the financial and operating policies of the operations, so as to benefit from their activities. It has been assumed that the control of the operations will rest with New Tronox, although Exxaro will have significant influence.

4.	The determination of fair value

The pro forma equity value of New Tronox used in the preparation of the financial effects is R27,8 billion, based on the volume weighted average price at which Tronox’s common shares traded for the 30 trading days to 23 September 2011 (“30 day VWAP”), being USD130,42 (R1 078,95 using a ZAR/USD exchange rate of 8,27 on 23 September 2011). The implied Exxaro value used was therefore R10,7 billion.

5.	Proceeds on disposal

The purchase price will be settled by the issue of shares. These proceeds on disposal are based on the volume weighted average price at which Tronox’s common shares traded for the 30 trading days to 23 September 2011 (“30 day VWAP”), being USD130,42 (R1 078,95 using a ZAR/USD exchange rate of 8,27 on 23 September 2011). The implied Exxaro value used was therefore R10,7 billion.

6.	Accounting policies

The pro forma financial effects have been prepared using accounting policies consistent with IFRS and have been presented on the same basis using the accounting policies that Exxaro has adopted in its historical financial information.

7.	Tronox reorganisation income

The pro forma financial information excludes Tronox’s reorganisation income.

8.	Conversion of Tronox Results for the period ended 30 June 2011

Tronox’s results used in the preparation of the financial effects have been converted from US GAAP to IFRS and in accordance with the accounting policies of Exxaro.

9.	Exchange rates used

Against ZAR	USD	AUD
The following exchange rates were used for the translation of the statements of financial position	6.78	7.28

10.	Transaction fees

All transaction fees incurred and forecast have been included in the financial effects.

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

In light of the above, Exxaro shareholders are advised that caution is no longer required to be exercised when dealing in Exxaro securities.

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (a United States Act). Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the Proposed Transaction; the expected timing of the completion of the Proposed Transaction; the expected benefits and costs of the Proposed transaction; management plans relating to the Proposed transaction; the ability to complete the Proposed Transaction in view of the various closing conditions; the possibility that the Proposed Transaction may not be completed;

any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies Tronox’s, Exxaro’s or New Tronox’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the Proposed Transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the Proposed Transaction, Tronox’s business or Exxaro’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realise the synergies anticipated for the Proposed Transaction; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialise or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and Tronox and Exxaro each expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

IMPORTANT ADDITIONAL INFORMATION

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase or exchange any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The publication and distribution of this announcement and any separate documentation regarding the Proposed Transaction, the making of any offer for shares or the issuance and offer to purchase New Tronox’s shares may be subject to specific regulations or restrictions in certain jurisdictions. As a result, persons in possession of this announcement must seek information as to any applicable local restrictions and comply therewith. None of Tronox, Exxaro, New Tronox or any of their respective affiliates undertakes any liability of any kind for any violation of applicable law. The solicitation of Tronox shareholder consent for the Proposed Transactions and the offer of the New Tronox’s shares will only be made pursuant to a solicitation and information statement and related materials that are intended to be filed with the SEC.

Tronox and Exxaro intend for New Tronox to file a registration statement and solicitation and information statement, together with other related materials, with the SEC in connection with the Proposed Transaction. Information regarding the participants in the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the relevant materials to be filed with the SEC when they become available. TRONOX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS REGARDING THE PROPOSED TRANSACTION CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE PROPOSED TRANSACTION, IF AND WHEN THESE MATERIALS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE PROPOSED TRANSACTION.

Exxaro shareholders and Tronox stockholders will be able to obtain a free copy of such materials without charge at the SEC’s website (www.sec.gov) or from the information agent named in such materials once they have been filed with the SEC. These materials will also be made available for inspection at Exxaro’s registered offices, Exxaro Corporate Centre, Roger Dyason Road, Pretoria West, 0183, South Africa for a period of 30 Days after filing.

For enquiries:

Wim de Klerk

Exxaro Resources Limited

Finance Director

Tel: + 27 12 307 4848

Mobile: +27 82 652 5145

Email: wim.deklerk@exxaro.com

11 November 2011

Pretoria

Financial advisor to Exxaro

J.P. Morgan

Reporting accountants

PWC

US, European and Asian legal counsel to Exxaro

Orrick, Herrington & Sutcliffe LLP

SA legal counsel to Exxaro

Norton Rose South Africa

SA legal counsel to Exxaro

CLS Attorneys

Australian legal counsel to Exxaro

Freehills

Sponsor to Exxaro

Deutsche Securities SA (Proprietary) Limited

Financial advisor to Tronox

Goldman, Sachs & Co.

Financial advisor to Tronox

Moelis & Company

US legal counsel to Tronox

Kirkland and Ellis LLP

SA legal counsel to Tronox

Werksmans

Australian legal counsel to Tronox

Blake Dawson